SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __1__ )


                                Therma-Wave, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.001 PAR Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88343A108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Deephaven Capital Management LLC
                                  Attn:  Thomas Wagner
                             130 Cheshire Lane, Suite 102
                                 Minnetonka, MN  55305
                                     952-249-5657
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



----------


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currentlyvalid OMB control number.

CUSIP No.  88343A108                   13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deephaven Capital Management LLC
     41-1908497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,134,839

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,134,839

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,134,839

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA

________________________________________________________________________________

CUSIP No. 88343A108                    13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Relative Value Equity Trading Ltd.
     98-0209479
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,339,677
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,339,677

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,339,677

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No. 88343A108                    13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Long/Short Equity Trading Ltd.
     80-0089358
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    795,162
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    795,162

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     795,162

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No.88343A108                       13D/A              Page___ of __ Pages

Note to 13D/A

This Schedule 13D/A is being filed by Deephaven Capital Management LLC ("Deephaven") on behalf of Deephaven Long/Short Equity Trading Ltd. (the
"LS Fund") and Deephaven Relative Value Equity Trading Ltd. (the "RV Fund") (the LS Fund and the RV Fund are collectively referred to hereinafter as the "Funds").

This Amendment to Schedule 13D (the "Schedule 13D/A") constitutes the first amendment to the Schedule 13D originally filed by Deephaven with the Securities and Exchange Commission on December 28, 2005 ("Initial Schedule 13D"). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.


________________________________________________________________________________
Item 1.  Security and Issuer.

Item 1 is hereby amended in its entirety to read as follows:

         Security:  Series B Convertible Preferred Stock,Par Value $1000 Per
                    Share and Warrants to acquire shares of Common Stock

         Issuer:    Therma-Wave, Inc.
                    1250 Reliance Way
                    Fremont, California  94539

The terms of the Funds' purchase of said shares were included in Deephaven's December 28, 2005, 13D filing.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This statement is filed on behalf of Deephaven Capital Management LLC ("Deephaven"), a Delaware limited liability company, Deephaven Long/Short Equity Trading Ltd. (the "LS Fund"), a Cayman Islands exempted company and Deephaven Relative Value Trading Ltd. (the "RV Fund"), a British Virgin Islands exempted Company (collectively the "Reporting Person").

          Deephaven is the investment manager to the LS Fund and RV Fund, as well as to other investment funds and separately managed accounts (collectively "Advisory Clients"). As investment manager, Deephaven has the authority to cause its Advisory Clients to purchase or sell securities issued by Therma-Wave (the "Issuer"), and to exercise any and all voting rights associated with such securities. All references to Deephaven include the interests and transactions of the LS and/or RV Fund and of all other Deephaven Advisory Clients.

     (b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305. The principal business address of Deephaven Long/Short Equity Trading Ltd. is: M & C Corporate Services Limited, Ugland House, S. Church Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Deephaven Relative Value Equity Trading Ltd. is: HWR Services, Craigmuir Chambers, P.O. Box 71, Road Town Tortola, British Virgin Islands.

     (c)  The  principal   business  of  Deephaven  Capital   Management  LLC is
          to provide investment advisory services and is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. The principal business of Deephaven Long/Short Equity Trading Ltd. and Deephaven Relative Value Equity Trading Ltd. is to serve as investment funds under the direction of its investment manager, Deephaven Capital Management LLC.

     (d) During the last 5 years, neither Deephaven Capital Management LLC, or Deephaven Relative Value Equity Trading Ltd. or Deephaven Long/Short Equity Trading Ltd., has been convicted in a criminal proceeding.


     (e) During the last 5 years, Deephaven Capital Management LLC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction other than the matter described below:

             On May 2, 2006, the Securities and Exchange Commission (the "SEC") filed a civil injunctive action against Deephaven Capital Management LLC and a former portfolio manager alleging insider trading from August 2001 to March 2004 in relation to 19 private investments in public equity (PIPE) transactions. The SEC's complaint alleges that Deephaven and the former portfolio manager violated Section 17(a) of the Securities Act of 1933 ("Securities Act"), Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder. The SEC alleged that in each of the 19 PIPE transactions, Deephaven and its former portfolio manager obtained and traded on confidential and material nonpublic information about the upcoming transactions. Deephaven agreed to settle the action with the SEC.

             Without admitting or denying the allegations in the SEC's complaint, Deephaven agreed to a final judgment, dated May 15, 2006, permanently enjoining the firm from violating Securities Act
             Section 17(a), Exchange Act Section 10(b), and Rule 10b-5. Deephaven also agreed to pay a total of $5,709,958, comprised of disgorged trading profits, a penalty, and prejudgment interest. The former portfolio manager agreed to settle the SEC action separately.

          During the last 5 years, neither Deephaven Relative Value Equity Trading Ltd. nor Deephaven Long/Short Equity Trading Ltd. has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not a party to the above referenced matter.

     (f)  Deephaven Capital Management LLC is a Delaware limited liability
          company.   Deephaven Long/Short Equity Trading Ltd. is a Cayman
          Islands exempted company. Deephaven Relative Value EquityTrading Ltd. is a British Virgin Islands exempted company.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Deephaven acquired beneficial ownership of any shares of Common Stock in the transaction(s) described herein.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On January 7, 2007, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), with KLA-Tencor Corporation, a Delaware corporation ("KLA-Tencor") and Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor ("Merger Sub").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to make a cash tender offer for all of the issued and outstanding shares of (a) the Company's common stock at a per share purchase price of $1.65, and (b) the Company's Series B Convertible Preferred Stock at a per share purchase price of $1.65 per share of Company common stock into which a share of Series B Convertible Preferred Stock is convertible. As soon as practicable after the consummation of the tender offer, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of KLA-Tencor (the "Merger").

The Funds in their capacity as security holders of the Issuer, concurrently with the execution of the Merger Agreement, entered into a Tender and Support Agreement, effective as of January 7, 2007 (the "Tender and Support Agreement"), with KLA-Tencor, Merger Sub, the Issuer and certain other security holders. Pursuant to the Tender and Support Agreement, the Funds agreed, among other things, to tender its shares of capital stock of the Issuer in the tender offer and to vote such shares in favor of the Merger and against any alternative acquisition proposal. In addition, the Funds have granted KLA-Tencor a proxy to vote their respective shares exercisable under certain conditions. Under the Tender and Support Agreement, the Funds shall not transfer, consent to permit and transfer, enter into any contract with respect to the transfer of its Common Stock, Series B Convertible Preferred Stock or Warrants or take or permit in any other action that would in any way restrict, limit or interfere with the performance of the Funds' obligations under the agreement. Furthermore, pursuant to the Tender and Support Agreement, the Issuer may be required to redeem 780,000 outstanding warrants to purchase common stock of the Issuer held by the Funds in accordance with the terms of such warrants.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As of January 10, 2007, Deephaven beneficially owns 4,134,839 shares of Common Stock of the Issuer which represents 10.0% of the Issuer's outstanding shares of Common Stock. This percentage was calculated by dividing (i) the 4,134,839 shares of Common Stock beneficcially held by the Funds as of the date hereof (which was calculated by adding a) 3,354,839, the number of shares of Common Stock issuable upon conversion of the 5,200 shares of Convertible Series B Preferred Stock held by Deephaven plus (b) 780,000, the number of shares of Common Stock issuable upon conversion of the warrants held by the Funds), by
(ii) 41,365,355 shares of Common Stock (which was calculated by adding
(x) 37,230,516 shares of Common Stock outstanding as reflected in exhibit 2.1, Agreement and Plan of Merger as of January 5, 2007, to the Form 8-K filed by the Issuer on January 8, 2007 with the Securities and Exchange Commission, plus
(y) 3,354,839, the number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock held by Deephaven plus (z) 780,000, the number of shares of Common Stock issuable upon conversion of warrants held by the Funds).


(b) Deephaven has the sole power to vote and dispose of the 4,134,839 shares of Common Stock held by the Funds.

The filing of this statement on Schedule 13D/A shall not be construed as an admission that Deephaven, is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 4,134,839 shares of Common Stock held by the Funds. Pursuant to Rule 13d-4, The Funds disclaim all such beneficial ownership.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

On January 7, 2007, Deephaven entered into an Agreement and Plan of Merger (the "Merger Agreement"), with KLA-Tencor Corporation, a Delaware corporation ("KLA-Tencor") and Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor ("Merger Sub").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to make a cash tender offer for all of the issued and outstanding shares of (a) the Company's Common Stock at a per share purchase price of $1.65, and (b) the Company's Series B Convertible Preferred Stock at a per share purchase price of $1.65 per share of Company common stock into which a share of Series B Convertible Preferred Stock is convertible. As soon as practicable after the consummation of the tender offer, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of KLA-Tencor (the "Merger").

The Funds in their capacity as a security holder of the Issuer, concurrently with the execution of the Merger Agreement, entered into a Tender and Support Agreement, effective as of January 7, 2007 (the "Tender and Support Agreement"), with KLA-Tencor, Merger Sub, the Issuer and certain other security holders. Pursuant to the Tender and Support Agreement, the Funds agreed, among other things, to tender its shares of capital stock of the Issuer in the tender offer and to vote such shares in favor of the Merger and against any alternative acquisition proposal. Under the Tender and Support Agreement, the Funds shall not transfer, consent to permit and transfer, enter into any contract with respect to the transfer of its Common Stock, Series B Convertible Preferred Stock or warrants or take or permit in any other action that would in any way restrict, limit or interfere with the performance of the Fund's obligations under the agreement. In addition, the Funds have granted KLA-Tencor a proxy to vote their respective shares exercisable under certain conditions. Furthermore, pursuant to the Tender and Support Agreement, the Issuer may be required to redeem 780,000 outstanding warrants to purchase Common Stock of the Issuer held by the Funds in accordance with the terms of such warrants.

The Tender and Support Agreement will terminate, among other things, if the Merger Agreement is terminated or modified or amended in certain manners materially adverse to its shareholders.

The foregoing summary is qualified in its entirety by a reference to Exhibits 1 and 2.



________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Tender and Support Agreement dated January 7, 2007, by and among KLA-Tencor Corporation, Fenway Acquisition Corporation, Therma-Wave, Inc. and the directors, executive officers and holders of Series B Convertible Stock of Therma-Wave, Inc. (incorporated by reference to Exhibit 4.1 to Therma Wave Inc.'s Form 8-K filed with the SEC on January 8, 2007).

Exhibit 2 Agreement and Plan of Merger, dated January 7, 2007, by and among KLA-Tencor Corporation, Fenway Acquisition Corporation,and Therma-Wave, Inc. (incorporated by reference to Exhibit 2.1 to Therma Wave Inc.'s Form 8-K filed with the SEC on January 8, 2007).



________________________________________________________________________________

                                   SIGNATURE(S)


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                January 10, 2007




                                                /s/ Thomas Wagner




                                                Thomas Wagner
                                            Chief Compliance Officer
                                         Deephaven Capital Management LLC




                                                 January 10, 2007




                                                 /s/ Thomas Wagner




                                                  Thomas Wagner
                                         Deephaven Capital Management LLC for
                                    Deephaven Relative Value Equity Trading Ltd.





                                                  January 10, 2007




                                                  /s/ Thomas Wagner




                                                   Thomas Wagner
                                         Deephaven Capital Management LLC for
                                       Deephaven Long/Short Equity Trading Ltd.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).